                                                                    Exhibit 99.1

                                           FOR: BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands


         BE SEMICONDUCTOR INDUSTRIES REPORTS 2003 FIRST QUARTER RESULTS
  *Net sales of E 20.7 million, net loss of E 3.0 million or E 0.10 per share* *Quarter-end backlog of E 38.2 million, down 10% from the 2002 year-end backlog*
            *Bookings of E 16.5 million, book-to-bill ratio of 0.80*

Drunen, the Netherlands, April 23, 2003, BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced its financial results for the first quarter of 2003.

Net sales for the first quarter of 2003 were E 20.7 million, an increase of 42.8% as compared to net sales of E 14.5 million in the first quarter of 2002. Net loss for the first quarter of 2003 was E 3.0 million, or E 0.10 per share, versus a net loss of E 4.1 million, or E 0.13 per share, for the first quarter of 2002.

Net bookings for the quarter ended March 31, 2003 were E 16.5 million, an increase of 2.5% as compared to bookings in the first quarter of 2002 and a decrease of 33.5% as compared to the fourth quarter of 2002. Backlog decreased by 10.1% to E 38.2 million at March 31, 2003 from E 42.5 million at
December 31, 2002. The book-to-bill ratio stood at 0.80 in the first quarter of 2003, compared to 1.11 in the first quarter of 2002 and 0.91 in the fourth quarter of 2002.

Gross margin for the first quarter of 2003 was 30.0% as compared to 23.6% in the first quarter of 2002. The increase in gross margin for the first quarter of 2003 as compared to the first quarter of 2002 was due to the increase in net sales in the current period and the effect of restructuring efforts undertaken in prior periods.

At March 31, 2003, cash totaled E 115.6 million as compared to E 119.9 million at December 31, 2002, a decrease of E 4.3 million, primarily due to E 3.3 million in capital expenditures mainly for the construction of an 80,000 square foot facility in Duiven, the Netherlands to consolidate part of Besi's Dutch operations and a new plant in China for tooling manufacturing.

Richard W. Blickman, President and Chief Executive Officer of the Company, commented: "The Company improved net sales and operating results in the first quarter of 2003 as compared to the first quarter of 2002 reflecting increased customer demand and the benefits of our substantial restructuring efforts in 2001 and 2002 undertaken to reduce our cost structure in light of the ongoing downturn in the semiconductor industry. However, as expected, our net sales for the first quarter of 2003 declined by 23.9%, bookings declined by 33.5% and our backlog declined by 10.1% as compared to the fourth quarter of 2002. We continue to experience uneven trends in our sequential quarterly operating results. As a result, we intend to implement further cost saving programs, while maintaining intact our customer service, tooling and development capabilities in order to preserve leadership positions in our markets. Current economic uncertainties make forecasting results for future periods extremely difficult."

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip die-attach, molding, trim and form, singulation and plating systems for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of future revenues, expenses and operating results. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2002, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with a substantial foreign customer and supplier base and substantial foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaims any such obligations to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

A conference call to discuss these results will be held today at 4:30 PM Dutch time (3:30 PM London time, 10:30 AM NY time). Interested participants may call
(31) 20 531 5871 for the teleconference.

CONTACTS:

Richard W. Blickman                                  Cor te Hennepe
President & CEO                                      Director of Finance
Tel. (31) 416 384345                                 Tel. (31) 416 384345


                               (tables to follow)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (Euro in thousands, except share and per share data)


------------------------------------------------------------------------------------
                                              THREE MONTHS ENDED MARCH 31,
                                                     (UNAUDITED)
                                              --------------------------------------
                                                          2002                  2003
------------------------------------------------------------------------------------
Net sales                                               14,452                20,720
Cost of sales                                           11,042                14,499
                                              --------------------------------------
Gross profit                                             3,410                 6,221

Selling, general and administrative expenses             6,275                 6,500
Research and development expenses                        3,056                 3,635
Amortization of intangible assets                          656                   635
                                              --------------------------------------
Total operating expenses                                 9,987                10,770

Operating loss                                          (6,577)               (4,549)
Interest income, net                                       939                   779
                                              --------------------------------------
Loss before taxes and minority interest                 (5,638)               (3,770)
Income tax benefit                                      (1,577)                 (754)
                                              --------------------------------------
Loss before minority interest                           (4,061)               (3,016)

Minority interest                                           --                     5
                                              --------------------------------------
Net loss                                                (4,061)               (3,011)
====================================================================================

Loss per share - basic and diluted                       (0.13)                (0.10)

Number of shares - basic                            31,794,675            30,871,802
Number of shares - diluted                          31,794,675            30,871,802
====================================================================================


    The financial information has been prepared in accordance with US GAAP.


                               (tables to follow)

                           CONSOLIDATED BALANCE SHEETS
                               (Euro in thousands)

------------------------------------------------------------------------------
                                          December 31, 2002     MARCH 31, 2003
                                                                   (UNAUDITED)
------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                           119,866            115,566
Accounts receivable                                  28,238             23,816
Inventories                                          33,424             34,738
Other current assets                                  7,687              9,732
                                          ------------------------------------
TOTAL CURRENT ASSETS                                189,215            183,852


Property, plant and equipment                        23,103             25,360
Goodwill                                             14,690             14,211
Patents and trademarks                               17,036             16,223
Other non-current assets                                954                890
                                          ------------------------------------
TOTAL ASSETS                                        244,998            240,536
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt
 and capital leases                                   1,228                908
Accounts payable                                     13,103             14,165
Accrued liabilities                                  17,272             16,648
                                          ------------------------------------
TOTAL CURRENT LIABILITIES                            31,603             31,721

Long-term debt and capital leases                     7,812              7,605
Deferred gain on sale and lease back                  1,012                990
Deferred tax liabilities                              4,039              3,945
                                          ------------------------------------
TOTAL NON-CURRENT LIABILITIES                        12,863             12,540

MINORITY INTEREST                                        44                 37

TOTAL SHAREHOLDERS' EQUITY                          200,488            196,238
                                          ------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          244,998            240,536
==============================================================================

    The financial information has been prepared in accordance with US GAAP.


                                (table to follow)

                        CONSOLIDATED CASH FLOW STATEMENTS
                               (Euro in thousands)

---------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED MARCH 31,
                                                           (UNAUDITED)
                                                   ------------------------------------
                                                                2002              2003
---------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                      (4,061)           (3,011)

Depreciation and amortization                                  1,703             1,480
Deferred income taxes (benefits)                                 (99)             (130)
Other non-cash items                                              31               655

Changes in working capital                                       233             2,360
                                                   ------------------------------------
Net cash provided by (used in) operating activities           (2,193)            1,354

CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures                                            (628)           (3,268)
Proceeds from sale of equipment                                   37                25
Acquisition of subsidiaries, net of cash acquired            (10,496)               --
                                                   ------------------------------------
Net cash used in investing activities                        (11,087)           (3,243)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on debt and capital leases                             (590)             (527)
Net proceeds from (payments of) advances
  from customers                                                 625              (964)
Proceeds from bank line of credit                                323                --
Purchase of own shares                                            --              (347)
                                                   ------------------------------------
Net cash provided by (used in) financing activities              358            (1,838)

Net decrease in cash and cash equivalents                    (12,922)           (3,727)
Effect of changes in exchange rates on cash
  and cash equivalents                                            92              (573)
Cash and cash equivalents at beginning of
  the quarter                                                141,506           119,866
                                                   ------------------------------------
Cash and cash equivalents at end of the quarter              128,676           115,566
=======================================================================================


    The financial information has been prepared in accordance with US GAAP.


                                      # # #

BIJLAGE BIJ ENGELSTALIG PERSBERICHT

                                                BE Semiconductor Industries N.V.
                                                Marconilaan 4
                                                5151 DR Drunen


     BE SEMICONDUCTOR INDUSTRIES RAPPORTEERT EERSTE KWARTAALRESULTAAT 2003
    * Omzet E 20.7 mio, netto verlies E 3.0 mio, oftewel E 0.10 per aandeel *
  * Orderportefeuille E 38.2 mio, een daling van 10% vergeleken met eind 2002 *
        * Orders eerste kwartaal E 16.5 mio, "book-to-bill" ratio 0.80 *

Drunen, 23 april 2003 - BE Semiconductor Industries N.V. ("Besi"), een vooraanstaand producent van productiesystemen voor de assemblage van halfgeleiders, heeft vandaag haar eerste kwartaalresultaten 2003 bekend gemaakt.

Besi heeft in het eerste kwartaal 2003 een omzet behaald van E 20.7 mio, een stijging van 42.8% ten opzichte van een omzet van E 14.5 mio in dezelfde periode van 2002. Het verlies in het eerste kwartaal van 2003 bedroeg E 3.0 mio, oftewel E 0.10 per aandeel, vergeleken met een verlies van E 4.1 mio, oftewel E 0.13 per aandeel, in het eerste kwartaal 2002.

In het eerste kwartaal 2003 heeft Besi E 16.5 mio aan orders geboekt, een stijging van 2.5% ten opzichte van de orderbinnenkomst in het eerste kwartaal 2002 en een daling van 33.5% vergeleken met het vierde kwartaal van 2002. De orderportefeuille per 31 maart 2003 is afgenomen met 10.1% tot E 38.2 mio, vergeleken met E 42.5 mio per eind december 2002. De "book-to-bill" ratio was
0.80 in het eerste kwartaal 2003, vergeleken met 1.11 in het eerste kwartaal 2002 en 0.91 in het vierde kwartaal 2002.

De brutomarge in het eerste kwartaal 2003 was 30.0% ten opzichte van een brutomarge van 23.6% in het eerste kwartaal van 2002. De stijging van de brutomarge in het eerste kwartaal van 2003 ten opzichte van dezelfde periode van voorgaand jaar was te danken aan een forse omzetstijging dit kwartaal, alsmede de positieve effecten van de in 2001 en 2002 doorgevoerde herstructureringen.

Per 31 maart 2003 bedroeg de kaspositie E 115.6 mio vergeleken met E 119.9 mio per 31 december 2002, een afname van E 4.3 mio. Deze afname is hoofdzakelijk het gevolg van E 3.3 mio aan investeringen met name in de aanbouw van een 7.500 m2 productiefaciliteit in Duiven teneinde een deel van Besi's activiteiten in Nederland samen te voegen, alsmede een nieuwe faciliteit voor tooling productie in China.

Naar aanleiding van de resultaten over het eerste kwartaal 2003 lichtte Richard Blickman, President en Chief Executive Officer toe: "Besi heeft in het eerste kwartaal van 2003 een verbetering van de netto omzet en operationele resultaten gerealiseerd ten opzichte van het eerste kwartaal 2002. Deze verbetering is te danken aan een toename van de vraag naar onze machines en de voordelen van de in 2001 en 2002 doorgevoerde herstructureringen met als doel de kostenstructuur te verlagen inspelend op de voortdurende recessie in de industrie. Echter, zoals verwacht is de netto omzet in het eerste kwartaal 2003 gedaald met 23.9%, de orderbinnenkomst met 33.5% en de backlog met 10.1% ten opzichte van het vierde kwartaal

2002. We blijven onregelmatige trends zien in onze kwartaalresultaten. Dientengevolge overwegen we maatregelen te nemen ter verlaging van de kostenstructuur. Hierbij zullen we onze klantenservice, tooling- en ontwikkelingscapaciteit in tact houden om onze marktleiderschapsposities in stand te houden. Gezien de huidige economische onzekerheden blijven toekomstvoorspellingen uiterst moeilijk."

BE Semiconductor Industries N.V. ontwerpt, ontwikkelt, produceert, verkoopt, installeert en onderhoudt chip sorteer systemen, automatische flip chip die attach bonding systemen, molding systemen, trim en form integratie systemen, singulation systemen en plating systemen waarmee halfgeleiders worden bewerkt. De belangrijkste klanten zijn met name vooraanstaande Amerikaanse, Europese, Aziatische, Koreaanse en Japanse halfgeleider producenten en subcontractors.


CONTACTPERSONEN:
Richard Blickman                                     Cor te Hennepe
President & CEO                                      Director of Finance
Tel. 0416-384345                                     Tel. 0416-384345


                                      # # #